November 16, 2018

Rory J. Cutaia
Chief Executive Officer
nFusz, Inc.
344 S. Hauser Blvd., Suite 414
Los Angeles, CA 90036

       Re: nFusz, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed November 14, 2018
           File No. 000-55314

Dear Mr. Cutaia:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. We note your Form 8-K disclosure regarding a pending acquisition of Sound Concepts,
      Inc. We also note your plan to issue $10 million in common stock in connection with this transaction. Please revise your information statement to discuss this transaction and its impact upon your company. In particular, please discuss the relationship between the reverse stock split and the issuance of shares to Sound Concepts. It appears that as a result of a stock split and the share issuance, Sound Concepts may become a significant shareholder and may have control of the company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rory J. Cutaia
nFusz, Inc.
November 16, 2018
Page 2

      You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste
M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameRory J. Cutaia
                                                        Division of Corporation
Finance
Comapany NamenFusz, Inc.
                                                        Office of
Telecommunications
November 16, 2018 Page 2
cc:       Randolf W. Katz
FirstName LastName